 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: March 31, 2025

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 9, 2023, filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2023 pursuant to Rule 253(g) (under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1824921/000165495423000241/lls_1apos.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in the offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Unless the context otherwise requires or indicates, references in this semi-annual report to “us,” “we,” “our” or “our Company” refer to Lighthouse Life Capital, LLC, a Delaware limited liability company. References to a “Lawful Policyowner” refer to the owner of a life insurance policy obtained in accordance with applicable laws and the terms of the life insurance policy through (a) the initial purchase of the policy by persons with insurable interest in the individual insured under the policy, or (b) the acquisition of a policy through the assignment, bequest, gift, sale or other transfer executed under the terms of the policy, including but not necessarily limited to the contract’s assignment, change of ownership, and/or change of beneficiary clauses. References to a “Lawful Purchaser” refer to purchaser of a life insurance policy from a Lawful Policyowner in accordance with applicable laws and the terms of the policy.

General

Lighthouse Life Capital, LLC (the “Company”) operates through four wholly-owned subsidiaries, Lighthouse Life Solutions, LLC (“Solutions”), Lighthouse Life Direct, LLC (“Direct”), Harbor Life Settlements (“HLS”) and Settlement Benefits Association (“SBA”). Solutions was formed and began operations on February 9, 2018. Direct was formed and began operations on July 2, 2018.  We acquired 100% of Solutions and Direct effective as of the date of our formation, July 8, 2020, from our sole member, LHL Strategies, Inc. (“LHLS”).  Harbor Life Settlements was formed under Lighthouse Life Capital, LLC on June 14, 2024. Settlement Benefits Holdings was formed under Lighthouse Life Capital, LLC on August 5, 2024.

We filed an offering statement on Form 1-A, with the United States Securities and Exchange Commission, or the SEC, on December 4, 2020 (the “Initial Offering Statement”). The Initial Offering Statement was qualified by the SEC on December 30, 2020 and subsequently re-qualified following the filing of post- qualification amendments on February 1, 2022 and January 9, 2023. Pursuant to the Initial Offering Statement, we offered a maximum of $50.0 million in the aggregate of 8.5% senior beacon bonds (the “Class A Bonds”) and 6.5% senior beacon bonds (the “Class B Bonds”), (collectively, the “Initial Bonds”). We commenced sales of the Initial Bonds in February 2021 and offered the Initial Bonds through December 30, 2023. As of the termination of the offering of the Initial Bonds we had sold 16,842 Class A Bonds and 8,199 Class B Bonds for an aggregate of approximately $25.0 million in gross proceeds. Proceeds from the offering were applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this semiannual report.

The Company, including Solutions, Direct, Harbor, SBA or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, the Merlion Park Trust (the “Merlion Trust”) had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that met certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remained active until June 1, 2023. We continue to sell policies to the Merlion Trust.

2

For the six months ended March 31, 2025 and March 31, 2024, we had sold $11.4 million and $8.2 million of net death benefit, respectively, in initial threshold purchase prices of policies to Merlion Trust.

During both the six months ended March 31, 2025 and 2024, the Company purchased policies, with the intent to resell them in the short-term.  During the six months ended March 31, 2025 and March 31, 2024, the Company purchased $149,470 and $10,041, respectively.  As of March 31, 2025 and March 31, 2024, the Company held $269,415 and $38,959 respectively.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Initial Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

Operating Results

We operate on a fiscal year ending on September 30. Set forth below is a discussion of our operating results for the six months ended March 31, 2025 and for the six months ended March 31, 2024.

For the six months ended March 31, 2025 and March 31, 2024, our total revenues from operations amounted to $1.2 million and $458,053 respectively. The increase in revenue is attributed to changes to the evaluation of opportunities through an improved health questionnaire, increased efficiencies to identify quality leads and increased pipeline volume due to marketing efforts.

3

Total expenses for the six months ended March 31, 2025 were $3.9 million compared to the six months ended March 31, 2024 of $2.7 million. The increase was primarily related to increases attributable to the addition and transition period for HLS and SBA, specifically:

•	Increase in payroll related costs (increase of $735,955) compared to the six months ended March 31, 2024, as a result of an increase in headcount and realignment of roles and responsibilities; and

•

Increase in IT fees (increase of $129,840) as compared to the six months ended March 31, 2024 due to increased software licensing fees and additional fees associated with software reconfiguration and implementation requirements for HLS and SBA; and

•

Increase in customer acquisition costs (increase of $113,194) as compared to the six months ended March 31, 2024 as a result of increasing cost effective direct advertising methods based on results of targeted marketing data; and

•	Increase in professional fees (increase of $102,745) as compared to the six months ended March 31, 2024 as a result of expenses incurred related to business and asset acquisitions; and

•	Increase in underwriting expenses (increase of $76,143) as compared to the six months ended March 31, 2024 as a result of an increased pipeline as a result of increased marketing efforts.

Net loss for the six months ended March 31, 2025 was $3.9 million compared to the six months ended March 31, 2024 of $3.6 million.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. However, as we continue to grow, we expect that this volatility will decline, and the predictability will increase.

Liquidity and Capital Resources

Short-Term Liquidity

We had a net loss of $3.9 million and had negative cash flows from operations of $5.2 million for the six months ended March 31, 2025. We had a net loss of $3.6 million and had negative cash flows from operations of $2.8 million for the six months ended March 31, 2024. As a result, we are currently funding our operations from debt and contributions from our sole member. Our sole member has previously funded the Company’s operations using funds from financings and allocates operational expenses to the Company. Pursuant to the PPM (as defined herein), we anticipate funding our future operations using the proceeds of the follow-on offering of our indebtedness, as described below, or contributions of capital from the sole parent resulting from equity or other investments in the sole parent.

Our short- and long- term liquidity requirements primarily consist of operating expenses, repayment of indebtedness, comprised primarily of our Initial Bonds.  We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds from the Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet its obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements. As of March 31, 2025, Brighton LH Trustees, LLC, on behalf of Merlion Park Trust, currently holds a majority of Preferred Shares of LHLS, and may nominate 3 Board members of LHLS—constituting a majority of the Board.

4

As of March 31, 2025, the Company had raised approximately $25.0 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2025, the Company had net contributions of $9.0 million from our sole member, LHLS. As of March 31, 2025, the Company has capitalized $4.1 million of costs related to the Initial Bond offering. These costs are amortized over the life of the Initial Bonds.

During the six months ended March 31, 2025, our sole member, LHLS, provided contributions from notes payable.  As of March 31, 2025 and September 30, 2024, our sole member, LHLS had $12.3 million and $0, respectively, of outstanding debt, which matures between 2026 and 2027. On June 10, 2024, LHLS entered into an Exchange Agreement with Brighton LH Trustees, LLC in which all outstanding notes payable due to Brighton LH Trustees, LLC as of June 10, 2024 were exchanged for 1,864.46 shares of Series A-2 Preferred Stock and a warrant to purchase shares of the capital stock of LHLS. As a result of the exchange agreement, all LHLS’ obligations per the note agreements were satisfied. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As of March 27, 2025, the Company is offering a maximum of $50,000,000 in the aggregate, of its 11.0% senior beacon bonds (the “Class C Bonds”), its 11.50% senior beacon bonds (the “Class CR Bonds”), its 9.0% senior beacon bonds (the “Class D Bonds”), and its 9.50% senior beacon bonds (the “Class DR Bonds”), collectively the “Offered Beacon Bonds” via a Private Placement Memorandum (the “PPM”). LHL Strategies, Inc., is offering to each holder of the Offered Beacon Bonds a contingent value right (a “CVR”) (together with the Offered Beacon Bonds the “Offered Securities”). As of March 31, 2025, there are no Offered Securities outstanding. During the six months ended March 31, 2025, the Company incurred costs of $283,169 for the issuance of the Offered Securities. All costs have been capitalized and are recorded as deferred assets in the accompanying consolidated balance sheets.

As of March 31, 2025 and September 30, 2024, we had cash and cash equivalents and restricted cash on hand of $1.1 million and $1.5 million, respectively.

Item 2. Other Information

None.

Item 3. Financial Statements

5

Lighthouse Life Capital, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

(unaudited)

F-1

Lighthouse Life Capital, LLC and subsidiaries

Consolidated Balance Sheets

	March 31, 2025	September 30, 2024
ASSETS	(unaudited)
CURRENT ASSETS
Cash & Cash Equivalents	$2,452	$453,885
Accounts Receivable	639,176	151,350
Prepaid Expenses	82,269	33,517
Life Insurance Policies, at Investment Method	269,415	132,846
TOTAL CURRENT ASSETS	993,312	771,598

OTHER ASSETS
Deferred Assets	283,169	-
Collateral Deposit	100,000	100,000
Restricted Cash	1,063,448	1,047,177
Goodwill	3,055,068	3,055,068
Intangible Assets, net of amortization of $9,000 and $1,000	151,000	159,000
TOTAL OTHER ASSETS	4,652,685	4,361,245

TOTAL ASSETS	$5,645,997	$5,132,843

LIABILITIES

CURRENT LIABILITIES
Accrued Expenses	$65,012	$256,906
Accrued Interest, Beacon Bonds	130,225	152,040
Accounts Payable	279,658	733,858
Current Portion Beacon Bonds, net	5,039,426	5,934,107
Current Portion Contingent Consideration	330,662	361,332
TOTAL CURRENT LIABILITIES	5,844,983	7,438,243

LONG-TERM LIABILITIES
Beacon Bonds, net	12,480,377	15,469,642
Contingent Consideration	587,477	587,477
TOTAL LIABILITIES	$18,912,837	$23,495,362

COMMITMENTS AND CONTINGENCIES (SEE NOTE 4)

MEMBER'S DEFICIT

MEMBER’S DEFICIT	$(13,266,840)	$(18,362,519)
TOTAL MEMBER'S DEFICIT	(13,266,840)	(18,362,519)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$5,645,997	$5,132,843

See accompanying notes to the consolidated financial statements.

F-2

Lighthouse Life Capital, LLC and subsidiaries

Consolidated Statements of Operations

	For the Six Months Ended	For the Six Months Ended
	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)

REVENUES
Provider Fees	$304,465	$273,134
Policy Resale Proceeds	211,031	59,600
Trading Trust Fees	664,111	125,319

TOTAL REVENUES	1,179,607	458,053

OPERATING EXPENSES
Compensation	1,886,543	1,150,588
Professional Fees	287,740	184,995
Regulatory Expenses	38,204	24,073
Customer Acquisition Costs	947,325	834,131
IT Fees	319,819	189,979
Occupancy	27,676	26,846
Business Insurance	48,084	41,502
Travel & Entertainment	17,301	8,746
General & Administrative	23,747	34,110
Depreciation & Amortization	68,124	25,092
Underwriting Expense	139,146	63,003
Syndication Costs	124,501	78,788

TOTAL OPERATING EXPENSES	3,928,210	2,661,853

LOSS FROM OPERATIONS	(2,748,603)	(2,203,800)

OTHER INCOME (EXPENSE)
Gain on Redemption of Beacon Bond	74,900	26,800.00
Interest Income	18,158	19,192
Interest Expense	(1,256,982)	(1,412,636)
TOTAL OTHER EXPENSE	(1,163,924)	(1,366,644)

NET LOSS	$(3,912,527)	$(3,570,444)

See accompanying notes to the consolidated financial statements.

F-3

Lighthouse Life Capital, LLC and subsidiaries

Consolidated Statements of Member's Deficit

	For the Six Months Ended March 31, 2025	For the Six Months Ended March 31, 2024
	(unaudited)	(unaudited)

Beginning balance, Member’s Deficit	$(18,362,519)	$(20,638,947)

Contributions, net	9,008,206	3,805,745

Net loss	(3,912,527)	(3,570,444)

Ending balance, Member’s Deficit	$(13,266,840)	$(20,403,646)

See accompanying notes to the consolidated financial statements.

F-4

Lighthouse Life Capital, LLC and subsidiaries

Consolidated Statements of Cash Flows

	For the Six Months Ended
	March 31, 2025	March 31, 2024
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(3,912,527)	$(3,570,444)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of bond issuance costs	412,054	449,466
Amortization of Intangible Assets	8,000	-
Gain on Redemption of Beacon Bond	(74,900)	(26,800)
Changes in operating assets and liabilities:
Accounts Receivable	(487,826)	7,794
Expense Reimbursements Receivable	-	-
Life Insurance Policies, at Investment Method	(136,569)	40,403
Deferred Assets	(283,169)	-
Prepaid Expenses	(48,752)	91,815
Accrued Expenses	(191,625)	66,454
Accrued Interest	(21,815)	(10,570)
Accounts Payable	(454,200)	159,598
Due to Related Party	(269)	5,071
Contingent Liabilities	(30,670)	-
Net cash used in operating activities	(5,222,268)	(2,787,213)

Cash flows from financing activities:
Net proceeds from Beacon Bonds	-	165,494
Redemptions of Beacon Bonds	(975,100)	(353,200)
Maturity of Beacon Bonds	(3,246,000)	(946,000)
Capital Contributions, net	9,008,206	3,805,745
Net cash provided by financing activities	4,787,106	2,672,039

Net decrease in cash and cash equivalents and restricted cash	(435,162)	(115,174)
Cash and Cash Equivalents and Restricted Cash at the beginning of period	1,501,062	1,337,245
Cash and Cash Equivalents and Restricted Cash at the end of period	$1,065,900	$1,222,071

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash and Cash Equivalents	$2,452	$193,891
Restricted Cash	1,063,448	1,028,180
Total Cash and Cash Equivalents and Restricted Cash	$1,065,900	$1,222,071

Supplemental Cash Flow Information
Cash paid during the period for interest	$866,743	$973,740

See accompanying notes to the consolidated financial statements.

F-5

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company (“LLC”). Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly-owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly-owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020. Harbor Life Settlements, LLC was formed in Delaware pursuant to a Certificate of Formation on June 14, 2024. Settlement Benefits Holdings, LLC was formed in Delaware pursuant to a Certificate of Formation on August 5, 2024.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc. (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $3.9 million and $3.6 million for the six months ended March 31, 2025 and March 31, 2024, respectively.

Our short and long term liquidity requirements primarily consist of operating expenses, consideration pursuant to the Asset Purchase Agreements with Harbor and SBA and repayment of indebtedness, comprised primarily of our Initial Bonds. We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds from the Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet the Company’s obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements. As of March 31, 2025, Brighton LH Trustees, LLC, on behalf of Merlion Park Trust, currently holds a majority of Preferred Shares of LHLS, and may nominate 3 Board members of LHLS—constituting a majority of the Board. The Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50.0 million in aggregate, of its Class A Bonds, and its Class B Bonds. As of March 31, 2025, $5.0 million of beacon bonds, net are recorded in short term liabilities.  The total short term beacon bonds are comprised of Class B bonds. On December 30, 2020, the offering was qualified by the SEC and requalified by the SEC on February 1, 2022 and January 9, 2023 and we continued offering the Initial Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of March 31, 2025, the Company raised $25.0 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s available support, to the extent necessary, from Merlion Park Trust is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these consolidated financial statements. During the six months ended March 31, 2025, the Company has net contributions of $9.0 million from our sole member, LHL Strategies, Inc. During the six months ended March 31, 2024, the Company had net contributions of $3.8 million from our sole member, LHL Strategies, Inc.

As of March 31, 2025 and September 30, 2024, our sole member, LHLS had $12.3 million and $0, respectively, of outstanding debt, which matures between 2026 and 2027. On June 10, 2024, LHLS entered into an Exchange Agreement with Brighton LH Trustees, LLC in which all outstanding notes payable due to Brighton LH Trustees, LLC as of June 10, 2024, were exchanged for 1,864.46 shares of Series A-2 Preferred Stock and a warrant to purchase a class or series of preferred stock issued by the Company in the next preferred stock series issued by the Company. As a result of the exchange agreement, all LHLS’ obligations per the note agreements as of the date of the Exchange Agreement were satisfied. During the six months ended March 31, 2025, LHLS incurred an additional $12.3 million of notes payable, which matures between 2026 and 2027. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

F-6

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 1. Nature of Operations (continued)

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”) over the course of six equal closings. The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings occurred on September 23, 2022, October 21, 2022, July 31, 2023 and October 27, 2023. The Series A Preferred holder has an optional redemption at 300% of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”). Prior to the Series A Trigger Date, the Series A Preferred holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations. See:  https://www.sec.gov/Archives/edgar/data/1824921/000165495422012208/llc_253.htm for full disclosure.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock (the “Series B Preferred”) in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50.0 million. LHLS may also issue up to 10,000 additional Series B Preferred under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B Preferred holder has an optional redemption at a percentage of the stated value.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of March 31, 2025, LHLS had sold $1.7 million in the Series B Offering.

On June 10, 2024, LHLS’ senior lender executed an exchange agreement of 1,864.46 shares of the LHLS’ Series A-2 Preferred Stock for the outstanding principal of all notes held by Merlion Park Trust. As of June 10, 2024, the outstanding principal was $18.6 million. On June 10, 2024, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A-2 Preferred Stock. The purchase of the 600 shares of Series A-2 Preferred stock occurred on June 10, 2024. The Series A-2 Preferred holder has an optional redemption at 300% of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A-2 Trigger Date”). Prior to the Series A-2 Trigger Date, the Series A-2 holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A-2 original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A-2 original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A-2 original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A-2 original issue price of each share may be redeemed. The Series A-2 Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred and Series B Preferred, as well as conversion rights and obligations

As of March 27, 2025, the Company is offering a maximum of $50,000,000 in the aggregate, of its 11.0% senior beacon bonds (the “Class C Bonds”), its 11.50% senior beacon bonds (the “Class CR Bonds”), its 9.0% senior beacon bonds (the “Class D Bonds”), and its 9.50% senior beacon bonds (the “Class DR Bonds”), collectively the “Offered Beacon Bonds” via a Private Placement Memorandum (the “PPM”).  LHL Strategies, Inc., is offering to each holder of the Offered Beacon Bonds a contingent value right (a “CVR”) (together with the Offered Beacon Bonds the “Offered Securities”).  As of March 31, 2025, there are no Offered Securities outstanding. During the six months ended March 31, 2025, the Company incurred costs of $283,169 for the issuance of the Offered Securities.  All costs have been capitalized and are recorded as deferred assets.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements includes the accounts of LHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides distributions to LHLS which are then utilized to fund operational expenses allocated to the Company and its subsidiaries as contributions. As such, the Company discloses contributions and distributions as a net amount.  LHLS financial statements are not included in the consolidated financial statements of LHL. As of March 31, 2025, , LHLS has total cash of $2.7 million, total assets of $3.3 million and total liabilities of $15.9 million exclusive of investment in the Initial Bonds. As of September 30, 2024, LHLS has total cash of $665,537, total assets of $1.2 million and total liabilities of $917,736, exclusive of investment in the Initial bonds and warrants issued pursuant to the Exchange Agreement.

F-7

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represents cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in LHLS’ cash and cash equivalents as of March 31, 2025 and September 30, 2024 is $130,225 and $152,040, respectively, of cash which is restricted for the payment of bond interest expense.

The Company also has restricted cash of $1.1 million and $1.0 million as of March 31, 2025 and September 30, 2024, which is restricted for bond service and state licensing requirements.

Reclassifications

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Revenue Recognition

The Company typically earns revenue primarily through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow.

The Company also earns revenue through the sale of policies on the tertiary market.  Revenue from the sale of life insurance policies is recognized as of the risk transfer date, and the life insurance policy has been transferred to the customer.

Trading Trust

The Company has an agreement with Brighton LH Trustees, on behalf of Merlion Park Trust to identify life insurance policies for potential purchase by the trading trust(the “Trading Trust”). The Company earns a fee for each policy purchased by the Trading Trust.  In addition, the Company may earn an additional fee equal to 50% of any excess proceeds resulting from policies which were sold or matured. The excess fee, if any, is calculated as 50% of all proceeds received from a policy sale or maturity, less the purchase amount paid by the Trading Trust and all Trading Trust expenses incurred for the relevant policy. Trading trust expenses could include; ordering and updating medical records, third-party life expectancy reports, costs incurred in executing purchase agreements, policy premiums, as well as a return of 8% annum on policy purchase price and trading expenses. Any excess proceeds that are calculated to be a negative amount may be deducted from future excess fees to be payable to the Company, if any. Total excess proceeds are to be paid on a quarterly basis. Trading fee revenue from transactions with the Trading Trust are recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow, which includes an estimate of the excess proceeds.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. All sources of revenue are excluded from the scope of ASU 2014-09, Topic 606, as all are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposits and Letter of Credit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required to post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida. As of both March 31, 2025 and September 30, 2024, the Company had $100,000 as a collateral deposit with the State of Florida.

As a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois, a licensee is required to demonstrate evidence of financial responsibility equal to $125,000 through either a surety bond executed and issued by an insurer authorized to issue surety bonds in this State or a deposit of cash, certificates of deposit or securities or any combination thereof, or irrevocable letter of credit. As a result, the Company maintains $125,000 in a reserve account as collateral for a letter of credit. As of March 31, 2025 and September 30, 2024, the company had $125,829 and $125,672 respectively, in restricted cash relative to the state of Illinois letter of credit.

As a condition to be licensed by the state of New Jersey to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of New Jersey, a licensee is required to deposit $125,000 in a custodial deposit account for the benefit of the New Jersey Department of Banking and Insurance ("DOBI"), and maintain that for as long as the license is valid. As a result, the Company maintains a $133,560 deposit account for the benefit of the state of New Jersey DOBI. As of March 31, 2025 and September 30, 2024, the Company had $133,560 and $131,617, respectively, in restricted cash relative to the state of New Jersey deposit.

F-8

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Debt Issuance Cost

The Company has incurred costs in connection with the issuance of the Initial Bonds. In accordance with FASB ASU 2015-03, Interest Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the consolidated balance sheets as direct reduction of the associated debt balance.

The Company incurred costs in connection with the issuance of the Senior Beacon Bonds.  As of March 31, 2025, the Company had no outstanding Senior Beacon Bonds.  As a result, the debt issuance costs incurred for the issuance of the Senior Beacon Bonds are recorded as a deferred asset on the consolidated balance sheets.

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single-member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

Advertising Costs

Advertising costs of $682,302 and $802,655 for the six months ended March 31, 2025 and March 31, 2024, respectively, were expensed as incurred and are included in customer acquisition costs in the consolidated statements of operations.

Investment in Life Insurance Policies

ASC 325-30, Investments in Insurance Contracts, permits a reporting entity to account for its investments in life insurance policies using either the investment method or the fair value method. The Company has elected to use the investment method.  Under the investment method, the Company records the value of the policy as the direct sale price, inclusive of all direct external fees and costs associated with the purchase.   All costs associated with keeping the policy enforced are also capitalized. Upon sale of the policy, a gain is recognized as revenue.

F-9

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Asset Acquisition and Business Combination Accounting

In accordance with authoritative guidance issued by the FASB that clarifies the definition of a business, when the Company executes an acquisition, it will perform an initial screening test as of the acquisition date that, if met, results in the conclusion that the set of activities and assets is not a business. If the initial screening test is not met, the Company evaluates whether the set of activities is a business based on whether there are inputs and a substantive process in place. The definition of a business impacts whether the Company consolidates an acquisition under business combination guidance or asset acquisition guidance.

When the Company acquires assets and liabilities deemed to be an asset acquisition, the fair value of the purchase consideration, including the transaction costs of the asset acquisition, is assumed to be equal to the fair value of the net assets acquired. The purchase consideration, including the transaction costs, is allocated to the individual assets and liabilities assumed based on their relative fair values. Transaction costs associated with asset acquisitions are capitalized as part of the costs of the group of assets acquired.

When the Company acquires assets and liabilities deemed to be a business combination, the acquisition method is applied. Goodwill is measured as the fair value of the consideration transferred less the net recognized fair value of the identifiable assets acquired and the liabilities assumed, all measured at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, such as finders’ fees, legal fees, due diligence fees and other professional and consulting fees are expensed as incurred.

Goodwill is analyzed at the reporting unit level.  The Company’s reporting units are an aspect of the business with financial information which is available and reviewed regularly by management. Determining the fair value of its reporting units is subjective in nature and involves the use of significant estimates and assumptions, including projected net cash flows.

The Company will continue to evaluate the goodwill for impairment annually as of the transaction date by reviewing cash flows generated as a result of the business acquisition. Insufficient time has passed since the acquisition and most recent impairment charge to indicate that any additional risks have occurred that would indicate an additional impairment charge. In the event the fair value is less than the carrying value, further testing is required to determine the amount of impairment, if any. If there is an impairment in the goodwill of any reporting unit, it is written down and charged to earnings in the period of the test.

The Company reviews goodwill for impairment annually as of the transaction date or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. The Company determined that there was no impairment of goodwill for the six months ended March 31, 2025 and 2024.

Business Acquisitions

Business acquisitions are accounted for in accordance with FASB ASC 805 “Business Combinations”. FASB ASC 805 requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable tangible and intangible assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase.

Intangible Assets, net

Intangible assets consist of acquired intellectual property. In accordance with ASC 350, “Intangibles—Goodwill and Others,” goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

Intangible assets with determinate lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortizable intangible assets generally are amortized on a straight-line basis over periods up to 120 months. The costs to periodically renew our intangible assets are expensed as incurred.

F-10

Impairment of Long-Lived Assets

The Company periodically evaluates long-lived assets (intangible assets) for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, the Company compares the carrying amount of the asset groups to the estimated future undiscounted cash flows expected to be generated by the asset groups. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived asset unless another method provides a more reliable estimate. If an impairment loss is recognized, the adjusted carrying amount of a long-lived asset is recognized as a new cost basis of the impaired asset. Impairment loss is not reversed even if fair value exceeds carrying amount in subsequent periods. The Company had no impairment loss for the six months ended March 31, 2025 and 2024, respectively.

Contingent Liabilities

The Company’s asset and business acquisitions included and may include in the future, contingent consideration that is based on the future operating performance of the acquired assets. Generally accepted accounting principles require the Company to estimate the fair value of contingent consideration when present in those transactions. The Company accounts for contingent consideration relating to acquisitions as a contingent liability and is recorded as an adjustment to purchase price as of the date of an acquisition and continually remeasures the asset or liability at each balance sheet date by recording changes in the fair value as other income or other expense in the consolidated statements of operations. Ultimate settlement of contingent consideration may be for amounts that are materially different from the amounts initially recorded and may cause volatility in the Company’s consolidated statements of operations.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision marker ("CODM"), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

In December 2023, FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (ASC 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose income tax payments to international, federal, state and local jurisdictions, among other changes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures and does not expect ASU 2023-07 to have an impact on the consolidated financial statements.

F-11

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the consolidated financial statements.  The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027.  Early adoption is permitted.  The guidance is to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements.  We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

Note 3. Life Insurance Policies

As of March 31, 2025 and September 30, 2024, the Company held fourteen and ten policies, respectively, which it intends to resell. As of March 31, 2025 and September 30, 2024, the carrying value of these policies was $269,415 and $132,846, respectively, with a total net death benefit of $2.6 million and $2.1 million, respectively.  Estimated premium payments and servicing fees required to maintain our current portfolio of life insurance policies in force, for the next five years, assuming no mortalities, are as follows:

	Premiums	Servicing	Total
2025	$186,819	$8,400	$195,219
2026	192,178	8,400	200,578
2027	198,816	8,400	207,216
2028	202,894	8,400	211,294
2029	212,824	8,400	221,224
	$993,531	$42,000	$1,035,531

 A summary of our policies organized according to their life expectancy dates, grouped by year, as of the reporting date, is as follows:

	As of March 31, 2025			As of September 30, 2024
	Number of Policies	Carrying Value	Face Value	Number of Policies	Carrying Value	Face Value
2026	-	$-	$-	-	$-	$-
2027	1	83,176	250,000	-	-	-
2028	-	-	-	-	-	-
2029	-	-	-	-	-	-
2030	-	-	-	-	-	-
Thereafter	13	186,239	2,392,316	10	132,846	2,122,316
Totals	14	$269,415	$2,642,316	10	$132,846	$2,122,316

F-12

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 4. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Letter of Credit

As of March 31, 2025, the Company has an unused letter of credit in the amount of $125,000, which was issued as a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois. A licensee is required to demonstrate evidence of financial responsibility equal to $125,000. As a result, the Company maintains $125,000 in a reserve account as collateral for the letter of credit. As of March 31, 2025 and September 30, 2024, the Company had $125,829 and $125,672, respectively, in restricted cash.

Contingent Consideration

The Company’s asset and business acquisition included and may include in the future, contingent consideration that is based on the future operating performance of the acquired assets. Generally accepted accounting principles require the Company to estimate the fair value of contingent consideration when present in those transactions. The Company accounts for contingent consideration relating to acquisitions as a contingent liability and is recorded as an adjustment to purchase price as of the date of an acquisition and continually remeasures the asset or liability at each balance sheet date by recording changes in the fair value as other income or other expense in the consolidated statements of operations. Ultimate settlement of contingent consideration may be for amounts that are materially different from the amounts initially recorded and may cause volatility in the Company’s consolidated statements of operations. As of March 31, 2025 and September 30, 2024, the Company has $918,139 and $948,809, respectively, in contingent consideration.

Note 5. Related Party Transactions

LHLS has historically been responsible for financing the Company’s operations and indirectly pays for a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by LHLS during the year consisted of the following:

	For the Six Months Ended March 31, 2025	For the Six Months Ended March 31, 2024
Salary expense	$1,623,736	$1,010,511
Insurance and benefits	149,080	68,956
Payroll taxes	113,727	71,121
Total compensation expense	$1,886,543	$1,150,588

During the six months ended March 31, 2024, the Company received provider fee revenue from a funder, Silver Oaks LLC, which is owned and operated by LHLS’ former Executive Vice President, Policy Acquisition and Trading, Matt Mracek. During the six months ended March 31, 2025, the Company did not originate any policies for Silver Oaks. During the six months ended March 31, 2024, the Company originated one life insurance policy, with a net death benefit of $800,000, which Silver Oaks, LLC purchased. Terms of the purchase include a marketing fee in which the Company will earn a percentage of the net profits upon resale of the policy by Silver Oaks, LLC. On April 15, 2024, the policy was resold, and the Company received a marketing fee of $72,800. During the six months ended March 31, 2025 and March 31, 2024, the Company received provider fee revenue of $0 and $23,600, respectively from Silver Oaks, LLC. As of March 31, 2025 and September 30, 2024, the Company had no receivables due from Silver Oaks, LLC.

During the six months ended March 31, 2025 and March 31, 2024, the Company received revenue from Merlion Park Trust, who also acts as a lender to LHLS, as well as an investor in the Series A Preferred stock and Series A-2 Preferred Stock. During the six months ended March 31, 2025, the Company originated 19 life insurance policies, with a combined net death benefit of $11.4 million for Merlion Park Trust. All 19 policies originated for the Merlion Park Trust were purchased by the Trading Trust. During the six months ended March 31, 2024, the Company originated 15 life insurance policies, with a combined net death benefit of $8.2 million for Merlion Park Trust. All 15 policies originated for the Merlion Park Trust were purchased by the Trading Trust. During the six months ended March 31, 2025 and 2024, the Company received trading trust fee revenue of $664,111 and $125,319, respectively from Merlion Park Trust. As of March 31, 2025 and September 30, 2024, the Company had $632,601 and $151,350, respectively, in receivables from Merlion Park Trust. As of March 31, 2025 and September 30, 2024, the Company had no payables due to Merlion Park Trust.

On November 3, 2023, LHLS purchased 824 shares of Class A Bonds for $762,150 from an investor.  LHLS purchased the shares for the purpose of selling the bonds prior to the maturity date. During the six months ended March 31, 2025, LHLS sold 38 shares to a third party investor. As of March 31, 2025, LHLS held 14 shares. During the six months ended March 31, 2025 and 2024 the Company paid LHLS interest of $612 and $23,345, respectively.  As of March 31, 2025 and September 30, 2024, the Company has $102 and $371, respectively, due to LHLS for bond interest, included in accrued expenses in the consolidated balance sheets.

F-13

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50.0 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Initial Bonds” at a price of $1,000 per Bond. Sale of the Class B Bonds will be limited to a maximum of $30.0 million. On December 30, 2020, the offering was qualified by the SEC and re- qualified by the SEC February 1, 2022 and January 9, 2023 and continued offering the Initial Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of the termination of the offering of the Initial Bonds, the Company sold 16,842 Class A Bonds and 8,199 Class B Bonds for an aggregate of approximately $25.0 million in gross proceeds. Gross bonds outstanding by Class as of March 31, 2025 and September 30, 2024 are as follows:

	March 31, 2025	September 30, 2024
Class A 8.5% senior beacon bonds	$15,640,000	$16,625,000
Class B 6.5% senior beacon bonds	3,086,000	6,397,000
Total senior beacon bonds	$18,726,000	$23,022,000

The Initial Bonds were offered serially over a maximum period of three years starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series.

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, in the case of the Class B Bonds.

The Initial Bonds were issued pursuant to an Indenture, dated February 3, 2021 and supplemented by that First Supplemental Indenture dated February 17, 2021 and that Second Supplemental Indenture dated December 21, 2022 (the “Indenture”), between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Initial Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Initial Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Bonds. The balance of the bond service reserve at March 31, 2025 and September 30, 2024 was $804,059 and $789,888, respectively. The Bond Service Reserve is included in restricted cash in the consolidated balance sheets. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes one year following the termination of the offering.

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

F-14

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt (continued)

The Company’s obligation to redeem the Initial Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit. As of March 31, 2025, the Company has redeemed a total of $1.2 million Class A Bonds and $434,000 Class B Bonds. As of March 31, 2025, the Company had no outstanding redemption requests.

The Initial Bonds may be redeemed at the Company’s option at no penalty. If the Initial Bonds are renewed for an additional term, the Company may redeem the Initial Bonds at any time during such renewal period. The Company or the trustee will be required to offer to repurchase the Initial Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Initial Bonds, plus any accrued but unpaid interest.

As of March 31, 2025, the Company has raised $25.0 million in gross proceeds from the sale of the Initial Bonds. During the six months ended March 31, 2025, the Company has net contributions of $9.0 million of proceeds from our sole member, LHLS. As of both March 31, 2025 and September 30, 2024, the Company has capitalized $4.1 million of costs related to the Beacon Bond offering. These costs are amortized over the life of the bonds.

On March 27, 2025, the Company issued a Private Placement Memorandum (“the PPM”)  offering a maximum of $50,000,000 in the aggregate, of its 11.0% senior beacon bonds (the “Class C Bonds”), its 11.50% senior beacon bonds (the “Class CR Bonds”), its 9.0% senior beacon bonds (the “Class D Bonds”), and its 9.50% senior beacon bonds (the “Class DR Bonds”), collectively the “Senior Beacon Bonds”.  LHLS is offering to each holder of the Offered Bonds a contingent value right (a “CVR”). Each CVR represents the right to receive additional consideration in connection with a triggering event. Upon the occurrence of a triggering event, the holder of the CVR will be entitled to receive from LHLS the holder’s pro rata share of a contingent payment amount. As of March 31, 2025, there are no Senior Beacon Bonds outstanding. During the six months ended March 31, 2025, the Company incurred costs of $283,169 for the issuance of the Senior Beacon Bonds.  All costs have been capitalized and are recorded as deferred assets.

On March 7, 2024, $946,000 of Class B Bonds with maturity dates of February 1, 2024 and March 1, 2024 were repaid. On April 16, 2024, $415,000 of Class B Bonds with a maturity date of April 1, 2024 were repaid and on April 29, 2024, $72,000 of Class B Bonds with a maturity date of May 1, 2024 were repaid. The Company has elected to extend maturities for six months for Class B Bonds maturing on June 1, 2024 and beyond. On November 26, 2024, $527,000 of Class B Bonds with a maturity date of June 1, 2024, which was extended to December 1, 2024, were repaid. On January 2, 2025, $413,000 of Class B Bonds with a maturity date of July 1, 2024, which was extended to January 1, 2025, were repaid. On January 31, 2025, $160,000 of Class B Bonds with a maturity date of February 1, 2025, were repaid. On January 31, 2025, $983,000 of Class B Bonds with a maturity date of August 1, 2024, which was extended to February 1, 2025, were repaid.  On February 28, 2025, $95,000 of Class B Bonds with a maturity date of September 1, 2024, which was extended to March 1, 2025, were repaid. On February 28, 2025, $340,000 of Class B Bonds with a maturity date of March 1, 2025, were repaid. On March 31, 2025, $526,000 of Class B Bonds with a maturity date of October 1, 2024, which was extended to April 1, 2025, were repaid. On March 31, 2025, $202,000 of Class B Bonds with a maturity date of April 1, 2025, were repaid. On April 30, 2025, $472,000 of Class B Bonds with a maturity date of November 1, 2024, which was extended to May 1, 2025, were repaid. On May 30, 2025, $819,000 of Class B Bonds with a maturity date of December 1, 2024, which was extended to June 1, 2025, were repaid. On May 30, 2025, $25,000 of Class B Bonds with a maturity date of June 1, 2025, were repaid.

Future contractual maturities of the Company for the next five 12-month periods ending March 31, and thereafter are as follows:

2026	$5,196,000
2027	8,013,000
2028	4,985,000
2029	532,000
2030	-
Thereafter	-
$18,726,000

F-15

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 7. Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, accounts receivable, and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company reports Life Insurance Policies using the Investment Method. The fair value of policies is valued using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing fair value of policies.

The Company records estimated excess proceeds to be received from policies sourced to the Trading Trust using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing the fair value of policies. The Company also utilizes known expenses reducing the excess fee received to estimate the excess fee to be received.

The Company records Beacon Bonds Payable at carrying value.  The fair value of Beacon Bonds payable is valuated using measurable inputs at the time of sale (Level 2).

The Company estimates the fair value of contingent consideration using valuation models that apply probabilities to discounted cash flows that are based on forecasted future operating results or other agreed upon metrics. The fair value estimates utilized a discount rate of 10.13% for projected cash flows. In order to estimate the cash and equity earnout contingent consideration liability associated with the probability of achieving the Settlement Benefits Association earnouts discussed in footnote 8, the Company utilized a Monte Carlo simulation. The Company utilized the Black-Scholes method to estimate the value of warrants for Common Stock of LHLS included in the contingent consideration and issued at close. The Black-Scholes method requires assumptions of future value of each tranche of equity, expected time until a liquidation event, total equity value, expected volatility, a dividend rate of 0, exercise price of $0.01 and risk-free interest rate over the time period until the liquidation event. The estimated total value of the company is $41.2 million with the estimate of vested Common Stock being $275,040. The Company estimated the expected time until a liquidation event occurs to be five years. The volatility of the underlying securities has been estimated using the median of the five-year historical stock price volatility for the guideline companies used in the Market Approach. The five-year median relevered volatility is 0.366. The final assumption involves an estimation of the discount rate to be used in estimating the present value of the shares in five years. Accordingly, a risk-free interest rate of 3.58% has been used in calculating the present value factors. As LHLS is privately held, it is necessary to apply a marketability and liquidity discount to the equity values calculated based on the assumptions previously noted. The Company utilized a 27% marketability and liquidity discount rate. Contingent consideration fair value was based, in part, on unobservable inputs that are significant to the overall fair value measurement (Level 3).

The Company estimates the fair value of the tradenames acquired in the Asset Purchase Agreements using the income approach, specifically the relief from royalty method. The Company applied significant judgment in determining the fair value of the intangible assets, which involved the use of unobservable inputs (Level 3), including estimates and assumptions of future revenues, royalty rates and discount rates. The major assumptions used in arriving at the estimated intangible asset values include management’s estimates of future cash flows, discounted at an appropriate rate of return based on a weighted average cost of capital for the Company of 33.20% as well as a royalty rate of 2.15%.

The outstanding balance and estimated fair value of certain financial assets and liabilities are as follows:

	March 31, 2025		September 30, 2024
	Outstanding Balance	Estimated Fair Value	Outstanding Balance	Estimated Fair Value
Life Insurance Policies	$269,415	$446,350	$132,846	$222,234

Beacon Bonds, net	$17,519,803	$18,726,000	$21,403,749	$23,022,000

Contingent Consideration	$918,139	$918,139	$948,809	$948,809

Warrants for Common Stock of LHLS issued to SBA	$78,446	$78,446	$78,446	$78,446

Trade Names	$151,000	$151,000	$159,000	$159,000

Trading Trust Excess Fee Receivable (1)	$632,601	$632,601	$133,660	$133,660

(1) Included in Accounts Receivable on the consolidated balance sheets

F-16

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2025 and 2024

(unaudited)

Note 8. Business and Asset Acquisitions

Harbor Life Settlements

On July 2, 2024, the Company acquired certain assets from HLS Marketing, LLC, Harbor Life Brokerage, LLC and JGL Fusion (“Harbor”) for total consideration of $1.0 million. As a result of the transactions, the Company acquired intangible assets in the form of the rights to certain trade names and internet domains. The transaction was accounted for as an asset acquisition, and, as such, the purchase price was allocated to intangible assets. The estimated useful lives of these assets are 10 years. As of September 30, 2024, the Company performed a valuation of the assets acquired from Harbor, which supports a value of $40,000, resulting in an impairment of $980,524. In addition, per the asset purchase agreements with Harbor, the Company is obligated to pay additional consideration contingent on the Company's performance.

CONTINGENT CONSIDERATION

In accordance with the Asset Purchase Agreement with Harbor, the Company is obligated to pay a referral bonus equal to 25% of net revenue generated by a life insurance policy which has been referred to the Company as a direct result of the intangible assets acquired in the Harbor purchase agreement (“Qualified Policies”).  The referral bonus period ends on July 2, 2026. Referral bonus payments are to be paid quarterly. As of July 2, 2024 and September 30, 2024, the fair value of the contingent consideration was $227,187, which is included in the contingent consideration liability.  During the six months ended March 31, 2025, the Company paid a referral bonus of $20,997. Included in current liabilities is $121,288 of the contingent consideration.

The following is a summary of the asset acquisitions:

Harbor
Purchase price	$750,000
Transaction costs	43,337
Contingent Consideration	227,187
Total consideration	$1,020,524

 Settlement Benefits Holdings

On September 17, 2024, the Company entered into an Asset Purchase Agreement with Settlement Benefits Association, Inc., Synaptiq Life, Inc., and Lippman and Weiss, LLC ("SBA"), pursuant to which the Company acquired a group of assets for consideration of $2.0 million  cash paid at closing, $78,446 of warrants for Common Stock of LHLS and contingent consideration with a fair value of $721,622 and deferred consideration of $400,000 (the “Guaranteed Amount”) for total consideration of $3.2 million. The Guaranteed Amount shall be payable in four equal quarterly installments of $100,000 on January 1, 2025, March 31, 2025, June 30, 2025 and September 30, 2025. As of March 31, 2025, the Company had $200,000 of the Guaranteed Amount in accounts payable in the consolidated balance sheets. The Company has incurred direct costs of $377,439 which were included in the consolidated statement of operations under professional fees expense during the six months ended September 30, 2024. The Company has purchased no shares of common stock of SBA and has assumed no liabilities. The acquisition is expected to facilitate increased leads and market share of the Company's life settlements. In accordance with ASC 805, Business Combinations, the Company has determined that the SBA agreement constitutes a business acquisition.

CONTINGENT CONSIDERATION

In accordance with the Asset Purchase Agreement with SBA, the Company is obligated to pay additional consideration contingent on the Company's performance. A referral bonus of 5% of net revenue generated as a direct result of any life settlement transaction with a fund or fund manager counterparty that did not close a life settlement transaction with the Company prior to June 19, 2024, or any other service provided by the Company to a client that was not a client of the Company prior to June 19, 2024 will be payable to SBA. The Company will be obligated to pay the referral bonus through the later of the earnout period ending August 31, 2027 or the date upon which neither Principal to the Asset Purchase Agreement is an employee of Lighthouse. The Company is also obligated to pay sales commissions of 0.15% of the net death benefit of Qualified policies, and 0.025% of the net death benefit of any Qualified Policy acquired by the Company.  Sales commissions will be payable through the later of the earnout period ending August 31, 2027 or September 17, 2027. The Company may also pay additional consideration in the form of warrants for the purchase of common stock (“Earnout Equity”) and cash (“Earnout Cash”). The Earnout Equity and Earnout Cash are payable if the Company reaches certain revenue targets through the fiscal year ending September 30, 2027.

F-17

The Earnout Equity shall be payable to SBA in three equal annual installments for the periods of June 19, 2024 through August 31, 2025 (“2025 Earnout Year”), September 1, 2025 through August 31, 2026 (“2026 Earnout Year”), and September 1, 2026 through August 31, 2027 (“2027 Earnout Year”). For each Earnout Year, the Company will pay an installment through the issuance of warrants, exercisable in the aggregate, for a number of shares of LHLS common stock determined by dividing the applicable Earnout Equity payment by $1,116.19. The Earnout Equity payment is due if the net revenue exceeds the minimum revenue targets set forth in the purchase agreement. The revenue equity target amount for Earnout Year 2025 is $2.0 million. The revenue equity target amount for Earnout Year 2026 is $3.0 million. The revenue equity target amount for Earnout Year 2027 is $4.0 million. The minimum business revenue target amount for Earnout Year 2025 is $1.6 million. The minimum business revenue target amount for Earnout Year 2026 is $2.4 million. The minimum business revenue target amount for Earnout Year 2027 is $3.2 million.

The Earnout Cash shall be payable to SBA in three equal annual installments for each Earnout Year. The Earnout Cash shall be payable only if the net revenue exceeds the business revenue cash target amount for the Earnout Year. The business revenue cash target amount for Earnout Year 2025 is $4.0 million. The business revenue cash target amount for Earnout Year 2026 is $7.0 million. The business revenue cash target amount for Earnout Year 2027 is $10.0 million. The Earnout Cash amount is a total of $2.1 million. The total purchase price including all earnouts is not to exceed $8.4 million. The referral bonus and sales commission are not included in the total purchase price calculation for the maximum potential consideration. The maximum potential additional consideration, excluding referral fees and commissions, to be paid is $5.3 million. As of March 31, 2025 and September 30, 2024, the fair value of the contingent consideration due to SBA is $711,949 and $721,622, respectively, which is included in the contingent consideration liability. During the six months ended March 31, 2025, the Company paid a referral bonus of $6,544. Included in current liabilities is $209,373 of the contingent consideration.

The following is our allocation of the fair value of the acquisition price as of September 30, 2024:

Recognized amounts of identifiable assets acquired and liabilities assumed
Prepaid Expenses	$6,188
Tradenames	120,000
Total identifiable net assets	$126,188

Goodwill	3,055,068

Acquisition price at closing	$3,181,256

Cash paid at closing	$1,981,188
Contingent consideration	721,622
Warrants issued for Common Stock of LHLS	78,446
Deferred Guaranteed Amount (1)	400,000
Total Consideration at closing	$3,181,256

(1) Included in Accounts Payable on the consolidated balance sheets.

It is impracticable to provide historical supplemental pro forma financial information during the period prior to the acquisition due to the lack of access to such information. Results of the acquired business are included in the results of operations. Net Income contributed by this acquisition is not material due to the timing of the acquisition.

F-18

Note 9. Goodwill and Intangible Assets

Indefinite lived assets consist of goodwill obtained as part of the SBA business combination. Goodwill acquired represents existing leads, added synergy and increased exposure in the market. Goodwill will not be amortized but will be tested annually for impairment.

Goodwill and intangible assets consist of the following:

	For the six months ended March 31, 2025		For the six months ended March 31, 2024
	Intangibles Assets	Goodwill	Intangibles Assets	Goodwill
Beginning balance	$159,000	$3,055,068	$-	$-
Acquisitions	-	-	-	-
Amortization	8,000	-	-	-
Impairment	-	-
Ending balance	$151,000	$3,055,068	$-	$-

		March 31, 2025	September 30, 2024

Indefinite useful lives:
Goodwill		$3,055,068	$3,055,068
		3,055,068	3,055,068

	Amortization Period
Definite useful lives:
Tradenames	10	151,000	$159,000
		151,000	159,000
Total goodwill and intangible assets		$3,206,068	$3,214,068

Expected future amortization expense is as follows:

For the 12 month period ended March 31,
2026	$16,000
2027	16,000
2028	16,000
2029	16,000
2030	16,000
Thereafter	71,000
Total	$151,000

Note 10. Concentrations

The Company has received revenue from one investor who also acts as a lender to LHLS and investor in the Series A Preferred, which in turn supports the operations of the Company. The investor had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remained active until June 1, 2023.

The Company typically earns revenue primarily from one product/service. For the six months ended March 31, 2025, the Company received 71% of all revenue from two funders. As of March 31, 2025, these funders represented 56%, and 15% of all revenue.  For the six months ended March 31, 2024, the Company received 69% of its total revenue from three funders. For the six months ended March 31, 2024, those funders represented 29%, 26% and 14% of the Company's revenue.

Note 11. Subsequent Events

The Company has evaluated subsequent events through June 25, 2025, which is through the date of this filing. Adjustments or additional disclosures, if any, have been included in these consolidated financial statements.

On May 27, 2025, the Company exchanged 500 Class A bonds for 500 Class C bonds.  As of June 25, 2024, the Company has 500 Class C bonds outstanding.

On June 20, 2025, LHLS acquired ClearLife Limited, a UK company and its subsidiary, ClearLife LLC, a US-based company (collectively, “ClearLife”). ClearLife specializes in software solutions and consultancy services tailored for the life insurance and longevity sectors.

F-19

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Form of Indenture between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 1-U filed on January 13, 2021

(3)(b)(1)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(b)(2)

Second Supplemental Indenture, dated as of December 21, 2022, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to the Company’s Post-Qualification Amendment to its Offering Statement on Form 1-A filed on December 28, 2022.

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(e)	Form of Indenture by between Lighthouse Life Capital, LLC and UMB Bank, N.A. dated March 27, 2025 for the Class C, Class CR, Class D, and Class DR Bonds.

(3)(f)	Form of Class C Bond

(3)(g)	Form of Class CR Bond

(3)(h)	Form of Class D Bond

(3)(i)	Form of Class DR Bond

(4)	Subscription Agreement, incorporated by reference to the Company’s Offering Statement on Form 1-A filed on December 15, 2020

(6)

Amended and Restated Letter Agreement between Lighthouse Life Solutions, LLC and Brighton LH Trustees, LLC dated September 24, 2020, incorporated by reference to Exhibit 6 to the Company’s Offering Statement on Form 1-A filed on December 4, 2020

(9)	Letter of BBD, LLP addressed to the Securities and Exchange Commission, dated June 2, 2021; incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on June 2, 2021

6

SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: June 27, 2025	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer (Principal Executive Officer)

Date: June 27, 2025	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer (Principal Financial and Accounting Officer)

7